Exhibit 99.1

HERCULES CAPITAL PROVIDES US$15M FROM EXISTING FACILITY FOR MESOBLAST TO ACCELERATE PRODUCT COMMERCIALIZATION PROGRAMS

New York, USA and Melbourne, Australia, January 14, 2019: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that it has drawn down a further US$15 million from its US$75 million, non-dilutive, four-year credit facility with Hercules Capital, Inc. (NYSE:HGTC). The funds will be used primarily to ramp up Mesoblast’s product commercialization programs including building out a targeted sales force for its product candidate for acute graft versus host disease (aGVHD).

The additional non-dilutive capital was made available after the success of Mesoblast’s product candidate Revascor (MPC-150-IM) in having significantly reduced hospitalization rates from major gastrointestinal bleeding in patients with end-stage heart failure and a left ventricular assist device (LVAD) compared with controls in the 159-patient Phase 2 trial funded by the U.S. National Institutes of Health.

Mesoblast plans to meet with the U.S. FDA during the first half of 2019 to discuss a potential approval pathway for Revascor having met this clinically meaningful outcome in LVAD patients.

Additionally, Mesoblast plans to submit a rolling Biologics License Application with the FDA for use of remestemcel-L in treating aGVHD in children in early 2019 and will execute on the product candidate’s market access and commercialization strategy. There are no FDA approved treatments for this disease with high mortality.

Scott Bluestein, Chief Investment Officer of Hercules Capital, said: “We are pleased with the continued clinical and corporate progress of Mesoblast since the original funding of our credit facility. We have made available a US$15 million second advance following Mesoblast’s performance in 2018.

“This additional advance once again demonstrates Hercules’ unique ability to continue to finance our companies through multiple value inflection points.”

An additional draw of US$25 million from the Hercules facility may occur through Q4 2019 subject to certain conditions. There are no warrants associated with this credit facility.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO), world leader in the development and commercialization of cellular medicines, has leveraged its proprietary technology platform to establish a broad portfolio of late-stage allogeneic (off-the-shelf) product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to,

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
Mesoblast	Mesoblast
T: +61 3 9639 6036	T: +1 212 880 2060
E: julie.meldrum@mesoblast.com	E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176